

Southern Union Company

Strategic Plan & Outlook

February 28, 2007

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Director of Investor Relations
212-659-3208
jack.walsh@sug.com



Agenda

- Review recent strategic transformation and operational performance
- Overview of Southern Union's strategic plan
- Financial overview

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Southern Union Company Overview



Map of Operations

Company Profile (NYSE:SUG) – Dec. 31, 2006	
Total Revenue	$2.3 billion
Total Assets	$6.8 billion
Market Capitalization	$3.4 billion
Shares Outstanding	119.7 million
Cash Dividend/Yield	$0.40 per share/1.4%
Credit Ratings (S&P/Moody's/Fitch)	BBB-/Baa3/BBB

New England Gas Company

Florida Gas Transmission

Sea Robin Pipeline

Missouri Gas Energy

Trunkline Gas

Trunkline LNG

Panhandle Eastern Pipe Line

Southern Union Gas Services

● storage

Value Through Transformation



Four Year CAGR = 18.88%

Acquired SUGS

Sold LDC assets

Exchanged CCEH interests

Investment in CCEH

Acquired Panhandle Energy

Sold Texas LDC

SUG

6



Significant Events - 2006

➤ Closed the $1.6 billion acquisition of Sid Richardson Energy Services on March 1, 2006

- Successfully hedged the majority of 2006 and 2007 equity volumes
- Management will opportunistically hedge equity volumes in 2008 and beyond
- System flexibility allows hedging through natural gas or natural gas liquids

➤ Successfully closed Pennsylvania and Rhode Island LDC sales with valuations at or near industry highs of approximately 11x EBITDA

- Like Kind Exchange enables SUG to defer a $265 million tax payment over several years

➤ Issued $600 million of junior subordinated notes at attractive rates to fully refinance Sid Richardson acquisition bridge

Significant accomplishments in 2006



Significant Events - 2006 (cont.)

➤ Placed Phase I and Phase II expansions at Trunkline LNG into service

➤ Announced $250 million Trunkline LNG Infrastructure Enhancement Project ("IEP") with BG LNG Services

  • Extended terms of BG's contract by five years through 2028

➤ Announced and subsequently expanded the scope of the Trunkline Field Zone Expansion to $200 million and added new capacity into the Henry Hub

➤ Exchanged ownership interest in Transwestern Pipeline for increased interest in Florida Gas Transmission

  • Transaction allowed SUG to upgrade its risk profile, add stability to its cash flows and position it for future growth in a premium market

➤ Initiated $0.40 per share cash dividend, replacing historical 5% stock dividend

Significant accomplishments in 2006



Strategic Plan



Strategic Plan Summary

- Southern Union Company's entrepreneurial focus and strong work ethic has transformed it from a state-regulated natural gas utility to one of the nation's largest diversified natural gas companies

- Future value creation will come from:
  - Organic growth projects
    - Trunkline Gas Company Field Zone Expansion
    - Trunkline LNG Infrastructure Enhancement Project
    - Florida Gas Transmission Phase VII expansion
    - Southern Union Gas Services ("SUGS") expansion projects
    - LDC rate proceedings
  - New initiatives
    - Master Limited Partnership ("MLP") structure
    - Market opportunities
  - Disciplined capital expenditure and cost containment programs

- Balance preservation of investment grade credit ratings and return of capital to shareholders

Enhancing Shareholder Value



Organic Growth Projects



Trunkline Field Zone Expansion

Enbridge@Kountze
ETC @ Buna
KM@Liberty
To/From Market Area
Field Zone Header System
TLNG
Henry Hub
Longville
Kountze
Kaplan
Bayou Sale
Centerville
Patterson
300 line
200 line
Rapides
Avoyelles
Vernon
Beauregard
Polk
Orange
Chambers
Louisiana
Texas
Cameron
St. Landry

Capital expense: $200MM

EBITDA: $28MM to $36MM

In service: November 2007

- Up to 60 miles of 36" pipeline
- Up to 840 MMcf/d of new capacity from ETX to WLA
- Up to 1 Bcf/d of new capacity into the Henry Hub



The Field Zone expansion will allow Trunkline Gas to receive incremental Texas production and Texas Gulf Coast LNG via existing or proposed intrastate pipeline connections and deliver it to market areas or the Henry Hub.



Trunkline LNG: Infrastructure Enhancement Project

Trunkline LNG will install new facilities at the Lake Charles, LA terminal to allow for ambient air vaporization of LNG and for natural gas liquids processing.



Capital expense: $250MM

EBITDA: $36MM to $42MM

In service: August 2008

✓ Contracted with BG LNG Services through 2028

✓ Benefits

- Gas quality control mechanism
- Lower fuel consumption
- Increased supply to Trunkline Gas



FGT Phase VII

Capital expense: $60 MM (100% of project)

EBITDA: $10 million (100% of project)

In service: mid 2007

- Diversify supply into the system
- Increase initial capacity by 100 MMcf/d
- Ability to further expand the project by an additional $40 million with a corresponding increase in EBITDA

FGT will build approximately 33 miles of 36" pipeline and add 9,800 horsepower of compression to provide the growing Florida energy market with additional natural gas supply from the Southern LNG Elba Island terminal.

FLORIDA

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SUGS 2007 Project Summary

- More than fifteen organic growth and system enhancement projects across the system

- Up to $28MM of organic growth projects that will add incremental volumes to the system

- Up to $23MM of system enhancement projects that will generate operating efficiencies and allow further optimization of system assets

- Internal rates of return between 25% and 55%

Well Positioned for Organic Growth



Distribution Business Summary

- Missouri Gas Energy
  - MGE is currently involved in a rate proceeding before the Missouri Public Service Commission
  - MGE is seeking a $41.7MM annual rate increase
  - MGE is seeking a straight fixed-variable rate design to mitigate weather and conservation impact on margin
  - New rates effective by April 1, 2007
  - Near-term resolution expected to achieve a fair return, adding significantly to market value of asset

- New England Gas Company
  - NEGCO is currently involved in rate settlement discussions with the Massachusetts Attorney General
  - NEGCO pursuing significant rate increase relative to existing return
  - Near-term resolution expected to achieve a fair return, adding significantly to relative market value of asset

Value Creation Through Fair Returns



Strategic Initiatives



MLP Structure

- SUG currently intends to create an MLP by the end of 3Q2007 with Southwest Gas Storage assets
  - MLP would seek to develop additional storage projects
  - MLP would seek market-based rates for Southwest Gas Storage and additional projects
  - Offering would be moderately sized to fit the predominantly retail MLP marketplace
  - MLP would provide SUG with a growth vehicle benefiting from a lower cost of capital
  - SUG would review its portfolio to evaluate opportunities for "drop-down" sales of existing assets to the MLP including its pipeline and LNG assets
- SUG continues to closely follow the appropriateness of an MLP structure based on the outcome of the Santa Fe Pacific Pipeline case challenging an MLP's ability to include income tax allowances in its tariff rates

Optimize Corporate Structure to Create Value



Market Opportunities

- Southern Union to continue to evaluate opportunities in the market
  - Strategic acquisitions for SUG or potential MLP
  - Partnership or joint venture opportunities with other strategic investors
- Southern Union Gas Services is well positioned to capture potential opportunities resulting from the development of the West Texas Barnett Shale

Focus on Value Creation Opportunities





Financial Information



Guidance and Outlook

- 2007 earnings guidance
  - SUG's earnings guidance range is $1.60 to $1.70 per share
  - Guidance range is driven by:
    - Timing and amount of LDC rate cases
    - Timing and amount of capital spending program
    - Timing of in-service date of Trunkline Field Zone expansion
    - Commodity price impact on unhedged gathering & processing volumes
    - Operating and maintenance expense containment
- Expect significant EBITDA growth in 2007 and 2008



Pro Forma EBITDA

EBITDA [1]
($ in millions)

$913

$883

$854

$786

| $950 | $900 | $850 | $800 | $750 | $700 |

2006A   2007E   2008E   2008 Annualized [2]

(1)   EBITDA is defined as net earnings before interest, taxes, depreciation and amortization. EBITDA includes Southern Union's 50% interest in the total EBITDA of Citrus Corp. Citrus Corp.'s primary operating asset is Florida Gas Transmission. EBITDA for 2006 as presented includes 50% interest in Citrus Corp. as if it were owned the entire year.

(2)   2008 annualized estimate is pro forma for a full year of the Trunkline LNG Infrastructure Enhancement Project.

Pro Forma EBITDA - Segments[1]



Transportation & Storage [2]



($ in millions)

2006A	2007E	2008E	2008 Annualized [6]
$349	$358	$384	$414

Citrus Corp. (50%) [3]



($ in millions)

2006A	2007E	2008E	2008 Annualized [6]
$188	$184	$184	$184

Gathering & Processing [4]



($ in millions)

2006A	2007E	2008E	2008 Annualized [6]
$174	$189	$184	$184

Distribution & Other [5]



($ in millions)

2006A	2007E	2008E	2008 Annualized [6]
$75	$123	$131	$131

(1) EBITDA is defined as net earnings before interest, taxes, depreciation and amortization.
(2) Transportation and Storage is comprised of Panhandle Eastern Pipe Line, LP and subsidiaries and excludes Citrus Corp.'s equity earnings for presentation purposes.
(3) Amounts shown represent SUG's 50% interest in Citrus Corp.'s total EBITDA. 2006 results are shown for illustrative purposes.
(4) 2008 estimates are based on current forward curves indicating a processing spread of $.30 per gallon and natural gas price of $7.60 per MMBTU. 2008 estimated results are not indicative of values at which the Company may hedge its equity volumes.
(5) "Other" includes Corporate, the Company's investment in PEI Power Corp., and excludes approx. $22MM in one-time corporate charges in 2006.
(6) 2008 annualized estimate is pro forma for a full year of the Trunkline LNG Infrastructure Enhancement Project.

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Investment Grade Focus

- Preservation of investment grade ratings is important for:
  - Lower financing costs while accessing capital markets
  - Rate making and reduced regulatory scrutiny
  - Mitigates the need to post collateral in gathering & processing and distribution segments
  - Park and loan business in the transportation & storage segment

- SUG must balance the maintenance of investment grade credit ratings with all strategic options
  - Share repurchase
  - Increased dividends
  - Debt repayment

- Standard & Poor's (BBB-), January 19, 2007:

  "[T]he current rating does not leave any room for leveraging transactions. Any efforts to appease [shareholder] discontent to the detriment of bondholders could trigger an adverse rating action."



Conclusion



Summary

- Compelling vision and clear strategic plan going forward
  - Strategic transformation and value creation achieved
  - Organic growth projects well advanced with clear visibility for value creation
  - MLP structure as a growth vehicle providing a lower cost of capital and strategic flexibility
  - Balance preservation of investment grade credit ratings and return of capital to shareholders

Commitment to Maximize Shareholder Value



Appendix



Reg. G Reconciliation

Segment ($000)		2006A	2007E	2008E	2008 Annualized
Transportation & Storage[1]:					
	Operating Income	$ 273,000	$ 272,000	$ 297,000	$ 322,000
	Depreciation & Amortization	73,000	85,000	87,000	92,000
	Other Income	3,000	1,000	-	-
	EBITDA	349,000	358,000	384,000	414,000
Citrus Corp. (50%):					
	Operating Income	136,500	133,000	131,000	131,000
	Depreciation & Amortization	49,500	51,000	53,000	53,000
	Other Income	2,000	-	-	-
	EBITDA	188,000	184,000	184,000	184,000
Gathering & Processing:					
	Operating Income	96,000	98,000	121,000	121,000
	Depreciation & Amortization	76,000	89,000	61,000	61,000
	Other Income	2,000	2,000	2,000	2,000
	EBITDA	174,000	189,000	184,000	184,000
Distribution & Other[2]:					
	Operating Income	45,000	89,000	96,000	96,000
	Depreciation & Amortization	32,000	33,000	34,000	34,000
	Other Income	(2,000)	1,000	1,000	1,000
	EBITDA	75,000	123,000	131,000	131,000
Total EBITDA:		$ 786,000	$ 854,000	$ 883,000	$ 913,000

(1) Excludes Citrus Corp. which is separately listed for presentation purposes.
(2) "Other" includes Corporate, the Company's investment in PEI Power Corp., and excludes approx. $22MM in one-time corporate charges in 2006.



Reg. G Reconciliation (cont.)

Project Reconciliation ($000)		Range	
Trunkline Field Zone Expansion			
	Operating Income	$20,000	$27,000
	D&A	8,000	9,000
	EBITDA	$28,000	$36,000
Trunkline LNG IEP			
	Operating Income	$30,000	$35,000
	D&A	6,000	7,000
	EBITDA	$36,000	$42,000
FGT Phase VII			
	Operating Income		$ 8,000
	D&A		2,000
	EBITDA		$10,000

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